September 17, 2021

VIA EDGAR CORRESPONDENCE

John M. Ganley

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	ProShares Trust (the “Trust”) (File Nos. 811-21114 and 333-89822)

Dear Mr. Ganley:

On July 16, 2021, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 226 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 235 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”).

We received comments from you relating to the Amendment.  For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).  The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

1.	Comment:With respect to ProShares Ultra MSCI Japan, please confirm whether the Fund’s fee table should include acquired fund fees and expenses.

Response: The Fund’s fee table has been revised to include acquired fund fees and expenses.

2.	Comment:For each Fund, please provide the market capitalization range and number of constituents included in the relevant Index.

Response:The Trust has not typically provided in the registration statement the market capitalization range of an Index or the number of Index constituents for several reasons: (i) the information is not required by Form N-1A; and (ii) the information may fluctuate during the course of the year and, consequently, a point in time measurement may be confusing and misleading to investors. The Trust therefore respectfully declines to make this change. The Trust has included disclosure with respect to the risks of investing in small cap, mid cap and large cap stocks where such a risk is determined to be a principal risk of a Fund.

3.

Comment:With respect to ProShares K-1 Free Crude Oil ETF, please confirm whether the new benchmark will replace the prior benchmark and, if so, that index performance data is available for the period since the inception of the Fund.

Response:The Trust confirms that the new benchmark will replace the prior benchmark and that index performance will be available for the period since the inception of the Fund.

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We hope that these responses adequately address your comments.  If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400.  Thank you for your time and attention to this filing.

Very truly yours,

/s/Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel

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